Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Contact:

Jon Mills – Director, External Communications

317-658-4540

jon.mills@cummins.com

March 18, 2024

For Immediate Release

Cummins Announces Final Results of Exchange Offer

and Finalizes Separation of Atmus Filtration Technologies Inc.

(COLUMBUS, Indiana – Today, Cummins Inc. (NYSE: CMI) (“Cummins”) announced the final results of its previously announced offer to its shareholders to exchange their shares of Cummins common stock for shares of Atmus Filtration Technologies Inc. (NYSE: ATMU) (“Atmus”) common stock owned by Cummins. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on March 13, 2024.

Pursuant to the exchange offer, Cummins has accepted 5,574,051 shares of Cummins common stock in exchange for 67,054,719 shares of Atmus common stock.

Because the exchange offer was oversubscribed, Cummins accepted only a portion of the shares of its common stock that were validly tendered and not properly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of Cummins common stock, or an “odd-lot,” who validly tendered all of their shares, were not subject to proration, in accordance with the terms of the exchange offer. All shares validly tendered by eligible “odd-lot” shareholders were accepted. The final proration factor of 6.99255200% was applied to all other validly tendered shares of Cummins common stock that were subject to proration to determine the number of such shares that were accepted.

Following completion of the exchange offer, Cummins did not retain any outstanding shares of Atmus common stock.

“Through this final separation, we are pleased to bring the greatest value to both Cummins and Atmus shareholders,” said Jennifer Rumsey, Chair and Chief Executive Officer of Cummins. “Cummins will continue its focus on advancing innovative power solutions, while Atmus is now well positioned to advance its filtration technologies, grow into new markets, and help both existing and new customers be successful. We are proud of our employees’ hard work and all who were involved to ensure a successful separation, and we are excited to see what the future holds for both Cummins and Atmus.”

Based on the final count by the exchange agent, Broadridge Corporate Issuer Solutions, LLC, the final results of the exchange offer are as follows:

•	Total number of shares of Cummins common stock validly tendered and not validly withdrawn: 65,176,180

•	Shares tendered that were subject to proration: 64,081,568

•	“Odd-lot” shares tendered that were not subject to proration: 1,094,612

•	Total number of shares of Cummins common stock accepted: 5,574,051

Shares of Cummins common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly. In addition, the exchange agent will promptly credit shares of Atmus common stock for distribution in the exchange offer in book-entry form to accounts maintained by the Atmus transfer agent for tendering shareholders whose shares of Cummins common stock were accepted in the exchange offer. Cash in lieu of fractional shares of Atmus common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as dealer managers for the exchange offer.

About Cummins

Cummins Inc., a global power leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Headquartered in Columbus, Indiana, Cummins employs approximately 75,500 people committed to powering a more prosperous world. It operates a robust distribution and support network in more than 190 countries and territories. Cummins reported net sales of approximately $34.1 billion for the year ended December 31, 2023.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the prospectus (the “Prospectus”) forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes the Prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).